

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Mr. Juan-Carlos Ley
Chief Executive Officer
Fuelstream, Inc.
510 Shotgun Road, Suite 110
Sunrise, Florida 33325

> **Re:** **Fuelstream, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 28, 2013**
> **File No. 333-14477**

Dear Mr. Ley:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed March 28, 2013

1. Please amend your Form 8-K to disclose that the audit report of Morrill & Associates, LLC ("Morrill") for the past two years did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on your financial statements contained an explanatory paragraph in respect to uncertainty as to your ability to continue as a going concern. In this regard, you should expand the second paragraph of your disclosure to also address Morrill's report for the year ended December 31, 2010. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. Please amend your Form 8-K to disclose whether there were any disagreements with Morrill during your two most recent fiscal year ends and subsequent interim period through March 19, 2013, date of dismissal. Refer to Item 304(a)(i)(iv).

3. Please amend your Form 8-K to disclose whether there were any consultations with RBSM LLP during your two most recent fiscal years and any subsequent interim period through March 19, 2013, date of engagement. Refer to Item 304(a)(2).

4. Please file an updated Exhibit 16 letter from Morrill with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief